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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002.

Savia, S.A. de C.V.
(Translation of registrant's name into English)

Av. Batallon de San Patricio No. 111, Piso 4, Col. Valle Oriente
San Pedro Garza Garcia, N.L. 66269 - MEXICO
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☒ No ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 3412 .]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Savia, S.A. de C.V.
(Registrant)

Date June 14, 2002

By ____________________
(Signature)*
Bernardo Jimenez
Chief Financial Officer

* Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documentation Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English.

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders or each class of securities to which any reporting obligation under Section 13(a) of 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** Quarter: **4** Year: **2001**

SAVIA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2001 AND 2000

(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**14,489,917**	**100**	**33,242,554**	**100**
2	**CURRENT ASSETS**	**6,541,888**	**45**	**8,013,170**	**24**
3	CASH AND SHORT-TERM INVESTMENTS	316,122	2	739,265	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,341,063	9	1,689,718	5
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	230,891	2	241,425	1
6	INVENTORIES	4,487,855	31	5,210,238	16
7	OTHER CURRENT ASSETS	165,957	1	132,524	0
8	**LONG-TERM**	**1,019,989**	**7**	**16,334,759**	**49**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	964,498	7	2,095,360	6
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	55,491	0	14,239,399	43
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**2,658,056**	**18**	**3,244,422**	**10**
13	PROPERTY	2,238,683	15	2,630,080	8
14	MACHINERY AND INDUSTRIAL	1,099,689	8	1,195,449	4
15	OTHER EQUIPMENT	391,130	3	443,730	1
16	ACCUMULATED DEPRECIATION	1,089,134	8	1,036,295	3
17	CONSTRUCTION IN PROGRESS	17,688	0	11,458	0
18	**DEFERRED ASSETS (NET)**	**4,211,840**	**29**	**5,604,227**	**17**
19	**OTHER ASSETS**	**58,144**	**0**	**45,976**	**0**
20	**TOTAL LIABILITIES**	**6,192,888**	**100**	**13,057,174**	**100**
21	**CURRENT LIABILITIES**	**5,774,218**	**93**	**12,483,459**	**96**
22	SUPPLIERS	578,168	9	746,578	6
23	BANK LOANS	3,475,875	56	8,912,311	68
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	695,371	11	0	0
26	OTHER CURRENT LIABILITIES	1,024,804	17	2,824,570	22
27	**LONG-TERM LIABILITIES**	**178,469**	**3**	**548,856**	**4**
28	BANK LOANS	175,223	3	210,919	2
29	STOCK MARKET LOANS	0	0	330,745	3
30	OTHER LOANS	3,246	0	7,192	0
31	**DEFERRED LOANS**	**192,265**	**3**	**0**	**0**
32	**OTHER LIABILITIES**	**47,936**	**1**	**24,859**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**8,297,029**	**100**	**20,185,380**	**100**
34	**MINORITY INTEREST**	**603,313**	**7**	**7,847,412**	**39**
35	**MAJORITY INTEREST**	**7,693,716**	**93**	**12,337,968**	**61**
36	**CONTRIBUTED CAPITAL**	**4,045,307**	**49**	**6,025,054**	**30**
37	PAID-IN CAPITAL STOCK (NOMINAL)	7,125	0	7,194	0
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,506,458	18	1,506,461	7
39	PREMIUM ON SALES OF SHARES	2,531,724	31	4,511,399	22
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**3,648,409**	**44**	**6,312,914**	**31**
42	RETAINED EARNINGS AND CAPITAL RESERVE	11,652,393	140	14,768,101	73
43	REPURCHASE FUND OF SHARES	2,428,128	29	2,627,119	13
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(7,745,605)	(93)	(7,966,597)	(39)
45	NET INCOME FOR THE YEAR	(2,686,507)	(32)	(3,115,709)	(15)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **4** YEAR: **2001**
SAVIA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**316,122**	**100**	**739,265**	**100**
46	CASH	263,480	83	536,424	73
47	SHORT-TERM INVESTMENTS	52,642	17	202,841	27
18	**DEFERRED ASSETS (NET)**	**4,211,840**	**100**	**5,604,227**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	838,842	20	1,191,504	21
49	GOODWILL	3,372,998	80	4,311,369	77
50	DEFERRED TAXES	0	0	101,354	2
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**5,774,218**	**100**	**12,483,459**	**100**
52	FOREING CURRENCY LIABILITIES	4,691,495	81	11,480,581	92
53	MEXICAN PESOS LIABILITIES	1,082,723	19	1,002,878	8
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0		0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0		0
56	CURRENT MATURITIES OF BONDS	0	0		0
26	**OTHER CURRENT LIABILITIES**	**1,024,804**	**100**	**2,824,570**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	229,421	22	1,469,610	52
58	OTHER CURRENT LIABILITIES WITHOUT COST	795,383	78	1,354,960	48
27	**LONG-TERM LIABILITIES**	**178,469**	**100**	**548,856**	**100**
59	FOREING CURRENCY LIABILITIES	177,149	99	210,351	38
60	MEXICAN PESOS LIABILITIES	1,320	1	338,505	62
29	**STOCK MARKET LOANS**	**0**	**100**	**330,745**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	330,745	100
30	**OTHER LOANS**	**3,246**	**100**	**7,192**	**100**
63	OTHER LOANS WITH COST	3,246	100	0	0
64	OTHER LOANS WITHOUT COST	0	0	7,192	100
31	**DEFERRED LOANS**	**192,265**	**100**	**0**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	192,265	100	0	0
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**47,936**	**100**	**24,859**	**100**
68	RESERVES	21,628	45	7,683	31
69	OTHERS LIABILITIES	26,308	55	17,176	69
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(7,745,605)**	**100**	**(7,966,597)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(7,745,605)	(100)	(7,966,597)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **4** YEAR: **2001**
SAVIA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	767,670	(4,470,289)
73	PENSIONS FUND AND SENIORITY PREMIUMS	21,628	6,510
74	EXECUTIVES (*)	1,509	1,844
75	EMPLOYERS (*)	2,114	3,036
76	WORKERS (*)	4,462	4,907
77	CIRCULATION SHARES (*)	462,067,659	466,529,934
78	REPURCHASED SHARES (*)	8,525,275	4,063,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **4** YEAR: **2001**
SAVIA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**6,439,762**	**100**	**7,459,185**	**100**
2	COST OF SALES	4,048,698	63	4,760,769	64
3	**GROSS INCOME**	**2,391,064**	**37**	**2,698,416**	**36**
4	OPERATING	2,930,690	46	3,581,948	48
5	**OPERATING INCOME**	**(539,626)**	**(8)**	**(883,532)**	**(12)**
6	TOTAL FINANCING COST	543,907	8	591,350	8
7	**INCOME AFTER FINANCING COST**	**(1,083,533)**	**(17)**	**(1,474,882)**	**(20)**
8	OTHER FINANCIAL OPERATIONS	991,457	15	1,416,535	19
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(2,074,990)**	**(32)**	**(2,891,417)**	**(39)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	559,089	9	620,981	8
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(2,634,079)**	**(41)**	**(3,512,398)**	**(47)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**(2,634,079)**	**(41)**	**(3,512,398)**	**(47)**
14	INCOME OF DISCONTINUOUS OPERATIONS	596,107	9	681,318	9
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(3,230,186)**	**(50)**	**(4,193,716)**	**(56)**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	357,006	6	149,497	2
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(3,587,192)**	**(56)**	**(4,343,213)**	**(58)**
19	NET INCOME OF MINORITY INTEREST	(900,685)	(14)	(1,227,504)	(16)
20	**NET INCOME OF MAJORITY INTEREST**	**(2,686,507)**	**(42)**	**(3,115,709)**	**(42)**

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **4** YEAR: **2001**
SAVIA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**6,439,762**	**100**	**7,459,185**	**100**
21	DOMESTIC	449,724	7	877,075	12
22	FOREIGN	5,990,038	93	6,582,110	88
23	TRANSLATED INTO DOLLARS (***)	653,278	10	717,850	10
6	**TOTAL FINANCING COST**	**543,907**	**100**	**591,350**	**100**
24	INTEREST PAID	846,469	156	1,360,373	230
25	EXCHANGE LOSSES	102,521	19	0	0
26	INTEREST EARNED	286,075	53	378,445	64
27	EXCHANGE PROFITS	0	0	93,618	16
28	GAIN DUE TO MONETARY POSITION	(119,008)	(22)	(296,960)	(50)
8	**OTHER FINANCIAL OPERATIONS**	**991,457**	**100**	**1,416,535**	**100**
29	OTHER NET EXPENSES (INCOME) NET	997,844	101	1,332,143	94
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(6,387)	(1)	84,392	6
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**559,089**	**100**	**620,981**	**100**
32	INCOME TAX	102,920	18	64,760	10
33	DEFERED INCOME TAX	456,041	82	554,084	89
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	128	0	2,137	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **4** YEAR: **2001**

SAVIA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	6,518,218	7,538,467
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	6,439,762	7,459,185
39	OPERATION INCOME (**)	(539,626)	(883,532)
40	NET INCOME OF MAYORITY INTEREST(**)	(2,686,507)	(3,115,709)
41	NET CONSOLIDATED INCOME (**)	(3,587,192)	(4,343,213)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **4** YEAR: **2001**
SAVIA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(3,587,192)**	**(4,343,213)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	1,545,217	2,116,895
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(2,041,975)**	**(2,226,318)**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(181,320)	433,736
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(2,223,295)**	**(1,792,582)**
6	CASH FLOW FROM EXTERNAL FINANCING	(13,670,851)	(889,049)
7	CASH FLOW FROM INTERNAL FINANCING	(72)	(67)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(13,670,923)**	**(889,116)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**15,560,936**	**2,868,222**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(333,282)	186,524
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	649,404	552,741
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	316,122	739,265

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **4** YEAR: **2001**
SAVIA, S.A. DE C.V.

***CONSOLIDATED* FINANCIAL STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**1,545,217**	**2,116,895**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,087,215	1,426,362
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	458,002	690,533
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(181,320)**	**433,736**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	449,323	620,871
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	902,116	(1,176,327)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(1,214,473)	1,181,300
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(168,410)	(192,108)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(149,876)	0
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(13,670,851)**	**(889,049)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	330,745
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	656,798	4,383,172
27	(-) BANK FINANCING AMORTIZATION	(5,475,486)	(2,488,745)
28	(-) STOCK MARKET AMORTIZATION	(330,745)	0
29	(-) OTHER FINANCING AMORTIZATION	(8,521,418)	(3,114,221)
7	**CASH FLOW FROM INTERNAL FINANCING**	**(72)**	**(67)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(72)	(67)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**15,560,936**	**2,868,222**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	14,445,676	2,644,784
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	483,218	(754,576)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	632,042	978,014

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **4** YEAR: **2001**
SAVIA, S.A. DE C.V.

RATIOS
CONSOLIDATED

JUDGED INFORMATION **Final Printing**

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(55.70)	%	(58.23)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(34.92)	%	(25.25)	%
3	NET INCOME TO TOTAL ASSETS (**)	(24.76)	%	(13.07)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME		%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(3.32)	%	(6.84)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.44	times	0.22	times
7	NET SALES TO FIXED ASSETS (**)	2.42	times	2.30	times
8	INVENTORIES ROTATION (**)	0.90	times	0.91	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	65	days	71	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	21.80	%	12.45	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	42.74	%	39.28	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.75	times	0.65	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	78.62	%	89.54	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	6.71	%	16.92	%
15	OPERATING INCOME TO INTEREST PAID	(0.64)	times	(0.65)	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.04	times	0.57	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.13	times	0.64	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.36	times	0.22	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.06	times	0.61	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	5.47	%	5.92	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	(31.71)	%	(29.85)	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(2.82)	%	5.81	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(2.63)	times	(1.32)	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	99.99	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	0.01	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	3.11	%	(26.31)	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **4** YEAR: **2001**
SAVIA, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION **Final Printing**

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (5.81)	$ (6.65)
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ (5.69)	$ (7.49)
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ (1.29)	$ (1.45)
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ (0.77)	$ (0.32)
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 16.65	$ 26.45
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.18 times	1.66 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(0.50) times	6.61 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

EXECUTIVE SUMMARY

· Savia focused during fiscal year 2001 in the restructuring of its operations. The company divested from Seguros Comercial America and Empaques Ponderosa subsidiaries. The proceeds from these transactions were applied to the prepayment of bank debt in the amount of almost one billion Dollars.

· The restructuring process involved the implementation of a series of initiatives focused on the optimization of its subsidiaries, which resulted not only in major reductions in costs and expenses, but also in increased efficiencies. These initiatives also required non-recurrent extraordinary expenses as reported during the period.

· Savia achieved a positive operating cash flow of 28 million Dollars for fiscal 2001, without considering extraordinary expenses by Seminis. This improvement is the result of a reduction in its operating expenses for 71 million of Dollars (18%) and in costs of 78 million Dollars (15%). Considering extraordinary expenses the operating cash flow had a negative outcome for 33 million Dollars, which represents a reduction of 33 million Dollars (50%) as compared to fiscal 2000.

· Seminis achieved a positive cash flow from operations for 67 million Dollars for fiscal 2001, without considering extraordinary expenses generated by the Global Optimization and Restructuring Plan. Considering these expenses the company reported an improvement in its cash flow from operations of 13 million Dollars (245%), and reported cash flow from operations of 8 million Dollars. This improvement is the result of a reduction in costs and operating expenses.

· Seminis reduced its bank debt by 42 million Dollars with resources generated by its own operation and the sale of non-strategic assets.

· Bionova reported sales of 205 million Dollars, 11% less, compared to the ones reported in fiscal 2000 an operating loss by 9 million Dollars, 64% lower as compared to the same period last year.

RESULTS FISCAL 2001

Net Consolidated Sales
Net consolidated sales reached 702 million Dollars a reduction of 14% compared with the same period last year. The reduction is a result of lower sales in the Agro business division and the sale of non-strategic assets in Savia. Foreign currency denominated sales for the period accounted for 93% of total sales.

Consolidated Operating Income
Consolidated operating income for fiscal 2001 reached 2 million Dollars, without considering extraordinary expenses by Seminis. When considering these extraordinary expenses, consolidated operating income for fiscal 2001 reflected a loss of 59 million Dollars, 37 million Dollars (39%) lower than the loss reported in fiscal 2000. This improvement is the result of a reduction of operating expenses by 18% and in the costs of sales by 15%. The

operating cash flow recovered 34 million Dollars (50%) and reported a negative cash flow of 33 million Dollars for fiscal 2001.

Net Consolidated Income
Net consolidated loss for this period reported 391 million Dollars, 82 million Dollars (17%) lower than the reported loss for fiscal 2000. This result shows a relevant step in the recovery of profitability in the business. The majority loss reported 293 million Dollars, a reduction of 47 million Dollars (14%) as compared to fiscal 2000.

RESULTS FOR THE FISCAL YEAR 2001 FOR THE PRINCIPAL SUBSIDIARIES

Seminis
The total sales for fiscal 2001 reached 448 million Dollars, a figure similar to the one reported for fiscal 2000, when excluding the effect of discontinued operations and exchange rate. When considering the extraordinary expenses sales showed a decrease of 8%.

The operating expenses were reduced by 15% and reported 228 million Dollars for fiscal 2001. The operating loss reached 9 million Dollars, amount that reflects an improvement of 64% when compared to fiscal year 2000. Cash flow from operations for fiscal 2001 was 8 million Dollars, an improvement by 245% in comparison to fiscal 2000. The initiatives implemented after September of 2000 keep improving the business results.

Bionova
The Bionova sales were 205 million Dollars that represented a decrease of 11% in comparison to sales reported during fiscal 2000. The operating loss was of 9 million Dollars in comparison with the loss of 24 million Dollars during the same period last year; a reduction of 15 million Dollars (64%). During fiscal 2001 the company sold non-strategic assets that included Tanimura Distributing and Interfruver de Mexico.

RELEVANT EVENT

In the accumulated results reported by Savia for its fiscal year 2001 a 48 million Dollar reserve, regarding deferred taxes for Seminis subsidiary was included. Of the 48 million Dollars reserv, 42 million Dollars were charged retractably in June 2001 and the other 6 million Dollars were charged in September 2001. This amount was not reported by Seminis in its previous results.

These reserves are provisions made at the value that reflects fiscal losses carry forward in countries where Seminis operates, mainly in the United States of America and Netherlands. These reserves were accounted by a methodology of deferred taxes that takes into account the fiscal results achieved in the prior three years in each country where the company operates. This reserve does not imply cash out flow and it does not diminish the true value of fiscal losses carried forward and the opportunity of realizing these losses in the future.

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**

JUDGED INFORMATION **Final Printing**

Savia (www.savia.com.mx) participates in industries that offer high growth potential in Mexico and internationally. Among its main subsidiaries are: Seminis a global leader in the development, production and commercialization of fruit and vegetable seeds. Bionova, a company focused in plant science for the development and improvement of fruit and vegetable seeds; and Omega, a real estate development company.

Savia´s financial statements are prepared in compliance with generally accepted accounting principles in Mexico. For the consolidation of domestic subsidiaries, Savia follows the guidelines set forth in bulletin B-10 and for foreign companies follows the guidelines set forth in bulletin B-15. Seminis and Bionova report following the generally accepted accounting principles of Mexico. These results are adjusted to reflect the above-mentioned guidelines. I addition, Seminis reports its fiscal year the first quarter of October through the last of September. Savia reports its fiscal year on a calendar basis, including in its consolidated results the operations of Seminis according to calendar year.

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

JUDGED INFORMATION **CONSOLIDATED**
Final Printing

BASES OF PREPARATION OF THE FINANCIAL STATEMENTS:

THE CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THOSE OF SAVIA AND ALL ITS SUBSIDIARIES. THE INDIVIDUAL FINANCIAL STATEMENTS OF SAVIA ARE PREPARED TO COMPLY WITH LEGAL REQUIREMENTS TO WHICH IT IS SUBJECT AS AN INDEPENDENT LEGAL ENTITY; IN THESE FINANCIAL STATEMENTS THE INVESTMENT IN SHARES OF SUBSIDIARIES IS ACCOUNTED FOR BY THE EQUITY METHOD. COMMENCING IN 1999, THE CONSOLIDATED FINANCIAL STATEMENTS REFLECT A COMBINATION OF THE INDUSTRIAL AND COMMERCIAL ACTIVITIES WHICH THE COMPANY HAS TRADITIONALLY CARRIED OUT THROUGH ITS SUBSIDIARIES (AGROTECHNOLOGY, PACKAGING AND OTHER BUSINESSES), AND THE INSURANCE SERVICES RENDERED IN MEXICO, REPRESENTED BY THE SALE OF INSURANCE AND BONDING POLICES, AS WELL AS BY THE FINANCIAL LEASING, FACTORING, WAREHOUSING AND MORTGAGE LOAN OPERATIONS CARRIED OUT BY SCA AND ITS SUBSIDIARIES.

THE FINANCIAL STATEMENTS HAVE BEEN PREPARED ON THE FOLLOWING BASES:

(I) ALL SIGNIFICANT INTER-COMPANY OPERATIONS AND BALANCES HAVE BEEN ELIMINATED IN CONSOLIDATION.

(II) THE PREPARATION OF THE FINANCIAL INFORMATION IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN MEXICO (MEX-GAPP) REQUIRES THAT MANAGEMENT MAKE ESTIMATES AND ASSUMPTIONS WHICH AFFECT THE FIGURES IN THE BALANCE SHEET AND IN THE STATEMENT OF INCOME FOR THE PERIOD; ACTUAL RESULTS MAY DIFFER FROM THESE ESTIMATES.

(III) THE FINANCIAL STATEMENTS OF ALL CONSOLIDATED ENTITIES HAVE BEEN CONFORMED TO MEX-GAAP.THE SUBSIDIARIES CONSIDERED AS FOREIGN OPERATIONS ORIGINALLY PREPARE THIER FINANCIAL STATEMENTS IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (US-GAAP). THE FINANCIAL STATEMENTS OF SCA ARE ORIGINALLY PREPARED AND ISSUED TO COMPLY WITH THE REGULATION AND ACCOUNTING PRACTICES ESTABLISHED BY THE NATIONAL INSURANCE AND BONDING COMMISSION (NIBC).

(IV) THE COMPANY APPLIES THE ACCOUNTING STANDARDS CONTAINED IN STATEMENT B-10 (RECOGNITION OF THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION), AS AMENDED, AND IN STATEMENT B-15 (TRANSACTIONS IN FOREIGN CURRENCY AND TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS), ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS. THE PRINCIPAL PROVISIONS OF THESE STANDARDS ARE AS FOLLOWS:

. INVENTORIES AND COST OF SALES FOR EACH OF THE YEARS ARE RESTATED ON THE BASIS OF ESTIMATED REPLACEMENT COSTS. PROPERTY, PLANT AND EQUIPMENT AND THE RELATED ACCUMULATED DEPRECIATION AT EACH YEAR END AND FOR THE YEAR, AND OTHER NONMONETARY ASSETS, ARE RESTATED BY APPLYING FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX (NCPI) ISSUED BY BANCO DE MEXICO (THE CENTRAL BANK).

.THE COMPONENTS OF STOCKHOLDERS' EQUITY ARE RESTATED BY THE AMOUNTS NECESSARY TO MAINTAIN THEIR PURCHASING POWER EQUIVALENT IN MEXICAN PESOS, USING FACTORS DERIVED FROM THE NCPI.

.THE CUMULATIVE GAIN OR LOSS FROM HOLDING NONMONETARY ASSETS (THE NET DIFFERENCE BETWEEN CHANGES IN THE NET REPLACEMENT COST, PRIMARILY OF INVENTORIES AND COST OF SALES, AND THE INDEXED HISTORICAL COSTS BASED ON THE NCPI) IS INCLUDED IN STOCKHOLDERS' EQUITY UNDER THE CAPTION "DEFICIT ON RESTATEMENT OF CAPITAL".

.THE PURCHASING POWER GAIN OR LOSS FROM HOLDING MONETARY ITEMS IS INCLUDED IN COMPREHENSIVE FINANCING INCOME (COST).

THE MOST IMPORTANT INDEXES (NCPI) USED TO RECOGNIZE THE EFFECTS OF INFLATION ON THE FINANCIAL STATEMENTS WERE: 351.418 AND 336.596 AS OF DECEMBER 31, 2001 AND 1999, RESPECTIVELY (1994=100). TO RECOGNIZE INFLATION IN OTHER COUNTRIES, MAINLY THE UNITED STATES, INDEXES PUBLISHED BY THE BANCO DE MEXICO WERE USED.

THE ABOVE-MENTIONED STATEMENT B-15 ESTABLISHES RULES FOR THE TRANSLATION OF THE FINANCIAL STATEMENTS OF SUBSIDIARIES CONSIDERED AS FOREIGN ENTITIES, ON THE FOLLOWING BASIS: (I) THE FIGURES OF SUCH SUBSIDIARIES (PREVIOUSLY CONFORMED TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN MEXICO) ARE RESTATED BY APPLYING THE GENERAL INFLATION INDEX OF THE COUNTRY OF ORIGIN AND THEN TRANSLATED TO MEXICAN PESOS AT THE RATES OF EXCHANGES PREVAILING AT THE LATEST BALANCE SHEET DATE; (II) WHEN AN INVESTMENT IN A FOREING SUBSIDIARY HAS BEEN DESIGNATED AS AN ECONOMIC HEDGE OF A FOREIGN CURRENCY LIABILITY, ANY EXCHANGE DIFFERENCES ARISING FROM SUCH LIABILITY SHOULD BE RECORDED DIRECTLY IN STOCKHOLDERS' "EQUITY UNDER THE CAPTION "CUMULATIVE TRANSLATION ADJUSTMENT".

OTHER SIGNIFICANT ACCOUNTING POLICES, INCLUDING THE CONCEPTS, METHODS AND CRITERIA RELATIVE TO THE RECOGNITION OF THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION, ARE SUMMARIZED BELOW:

A. FOREIGN CURRENCY TRANSACTIONS

ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES ARE STATED IN MEXICAN CURRENCY AT THE RATES OF EXCHANGE IN EFFECT AT THE BALANCE-SHEET DATE. EXCHANGE DIFFERENCES ARISING FROM CHANGES IN THE EXCHANGE RATES BETWEEN THE TRANSACTION AND SETTLEMENT DATES, OR THE BALANCE-SHEET DATE, ARE CHARGED OR CREDITED TO INCOME.

EXCHANGE DIFFERENCES ARISING FROM HEDGED LIABILITIES ARE RECORDED DIRECTLY IN STOCKHOLDERS' EQUITY.

B. TEMPORARY INVESTMENTS

THESE INVESTMENTS ARE STATED AT THEIR MARKET VALUE. DIFFERENCES ARISING BETWEEN THE AMOUNT AT THE INVESTMENT DATE AND BALANCE SHEET DATE ARE RECORDED IN COMPREHENSIVE FINANCING INCOME (COST).

C. INVENTORIES AND COST OF SALES

INVENTORIES ARE RESTATED ON THE BASIS OF ESTIMATED REPLACEMENT COST (LATEST PURCHASE PRICES AND PRODUCTION COSTS FOR THE PERIOD) OR BY APPLYING THE FIRST-IN, FIRST-OUT (FIFO) METHOD OF INVENTORY VALUATION. THE AMOUNTS SHOWN FOR INVENTORIES DO NOT EXCEED MARKET VALUE.

COST OF SALES IS PRESENTED ON THE BASIS OF THE ESTIMATED REPLACEMENT COSTS PREVAILING ON THE DATES WHEN THE SALES WERE EFFECTED.

D. INVESTMENT IN SHARES AND OTHER INVESTMENTS

IN THE INDIVIDUAL BALANCE SHEET OF THE PARENT COMPANY, THE INVESTMENT IN SUBSIDIARIES IS ACCOUNTED FOR BY THE EQUITY METHOD. IN ACCORDANCE WITH THIS METHOD, THE CARRYING AMOUNT OF THE INVESTMENT IS MODIFIED TO REFLECT CHANGES OCCURRING AFTER THE ACQUISITION DATE IN THE STOCKHOLDERS' EQUITY ACCOUNTS OF THE INVESTEES.

THE OTHER INVESTMENTS, WHICH ARE INDIVIDUALLY INSIGNIFICANT AND/OR REPRESENT LESS THAN 10% OF THE CAPITAL STOCK OF THE ISSUERS, ARE RESTATED BY APPLYING FACTORS DERIVED FROM THE NCPI TO THEIR ORIGINAL COST, LESS A VALUATION ALLOWANCE WHERE REQUIRED.

E. PROPERTY, PLANT, EQUIPMENT AND DEPRECIATION

THESE ASSETS ARE STATED AT COST RESTATED BY APPLYING FACTORS DERIVED FROM THE NCPI TO THE HISTORICAL COST, EXCEPT FOR MACHINERY AND EQUIPMENT OF FOREIGN ORIGIN OWNED BY THE MEXICAN SUBSIDIARIES, WHICH ARE STATED AT COST RESTATED BY APPLYING FACTORS DERIVED FROM THE GENERAL INFATION INDEX OF THE COUNTRY OF ORIGIN TO THE CORRESPONDING FOREIGN CURRENCY AMOUNTS AND TRANSLATING THOSE AMOUNTS TO PESOS AT THE EXCHANGE RATE PREVAILING AT THE BALANCE SHEET DATE.

DEPRECIATION IS CALCULATED BY THE STRAIGHT-LINE METHOD BASED ON THE ESTIMATED USEFUL LIVES OF THE ASSETS.

THE COMPREHENSIVE FINANCIAL COST ARISING FROM LIABILITIES CONTRACTED TO FINANCE CONSTRUCTION IN PROCESS IS CAPITALIZED AS PART OF THESE ASSETS UNTIL THEY BEGIN THEIR NORMAL OPERATIONS.

F. ACQUISITIONS AND INTANGIBLE ASSETS

UNDERLYING ASSETS AND LIABILITIES OF ACQUIRED COMPANIES ARE RECORDED AT FAIR MARKET VALUES AND ANY EXCESS PURCHASE PRICE IS RECORDED AS "GOODWILL". GOODWILL IS INDEXED BY APPLYING FACTORS DERIVED FROM THE NCPI TO THE ORIGINAL COST. AMORTIZATION IS CALCULATED AT AN ANNUAL RATE OF 5%.

THE INTANGIBLE ASSETS REPRESENT BASICALLY THE COST THE PATENTS AND TRADEMARKS, EXPENSES INDENTIFIED WITH THE ACQUISITION OF SUBSIDIARIES, COSTS RELATIVE TO THE DEVELOPMENT AND INSTALLATION OF INTEGRATED SOFTWARE, ETC. AND ARE AMORTIZED IN PERIODS OF 10 TO 20 YEARS.

G. SEVERANCE COMPENSATION

SENIORITY PREMIUMS TO WHICH EMPLOYEES OF MEXICAN SUBSIDIARIES ARE ENTITLED UPON TERMINATION OF EMPLOYMENT AFTER 15 YEARS OF SERVICE ARE RECOGNIZED AS EXPENSES OF THE YEARS IN WHICH THE SERVICES ARE RENDERED THROUGH TRUST FUNDS AND LIABILITY PROVISIONS, BASED ON ANNUAL ACTUARIAL STUDIES MADE BY INDEPENDENT EXPERTS. OTHER COMPENSATION BASED ON LENGTH OF SERVICE TO WHICH EMPLOYEES MAY BE ENTITLED IN THE EVENT OF DISMISSAL OR DEATH, IN ACCORDANCE WITH THE FEDERAL LABOR LAW, IS CHARGED TO INCOME IN THE YEAR IN WHICH IT BECOMES PAYABLE.

SCA AND FOREIGN SUBSIDIARIES HAVE RECORDED LIABILITIES FOR RETIREMENT AND OTHER SEVERANCE COMPENSATION.

H. DERIVATIVE FINANCIAL INSTRUMENTS

CONTRACTUAL RIGHTS AND OBLIGATIONS FROM DERIVATIVE FINANCIAL INSTRUMENTS ARE INCLUDED IN THE BALANCE SHEET. ASSETS COMPRISE MAINLY PREMIUMS AND COMMISSIONS PAID ON OPERTATIONS AND ARE AMORTIZED BY THE STRAIGHT-LINE METHOD, IN ACCORDANCE WITH THE TERMS OF THE RELATED AGREEMENT, AFFECTING INCOME FOR THE PERIOD.

IN THE CASE OF OPERATIONS ARISING FROM DERIVATIVE FINANCIAL INSTRUMENTS REFERENCED TO THE VALUE OF SAVIA'S OWN SHARES, THE DIFFERENCES BETWEEN THE FAIR VALUE AND THE AQUISITION COST (INCLUDING PURCHASE EXPENSES AND PREMIUMS OR DISCOUNTS), AS WELL AS GAINS AND LOSSES INCURRED, ARE RECORDED DIRECTLY IN STOCKHOLDERS' EQUITY.

I. COMPREHENSIVE FINANCING (EXPENSE) INCOME

THIS ITEM IS DETERMINED BY GROUPING IN THE STATEMENT OF INCOME ALL INTEREST AND OTHER FINANCIAL INCOME AND EXPENSE, EXCHANGE GAINS AND LOSES, AND THE GAIN OR LOSS ON MONETARY POSITION.

THE GAIN OR LOSS ON MONETARY POSITION REPRESENTS THE EFFECT OF INFLATION, AS MEASURED BY THE NCPI, ON THE COMPANY'S AVERAGE MONTHLY NET MONETARY ASSETS OR LIABILITIES DURING THE YEAR.

J. INCOME TAX AND EMPLOYEES' PROFIT SHARING

SAVIA AND EMPAQ AND THEIR RESPECTIVE SUBSIDIARIES CONSOLIDATE THEIR INCOME FOR TAX PURPOSES. THE COMPANIES IN THE INSURANCE SEGMENT CALCULATE THEIR TAXES INDIVIDUALLY.

UP TO 1999 INCOME TAX AND EMPLOYEES' PROFIT SHARING HAVE BEEN RECORDED USING INTERPERIOD ALLOCATION PROCEDURES UNDER THE PARTIAL LIABILITY METHOD. UNDER THIS METHOD THE EFFECT ON INCOME TAX AND PROFIT SHARING OF NONRECURRING TIMING DIFFERENCES BETWEEN TAXABLE INCOME AND FINANCIAL PRETAX INCOME WHICH ARE EXPECTED TO REVERSE IN AN IDENTIFIABLE TIME PERIOD IS RECORED AS DEFERRED INCOME TAX AND DEFERRED EMPLOYESS' PROFIT SHARING.

FROM JANUARY 1, 2000 ONWARDS THE COMPANY WILL ADOPT THE STANDARDS CONTAINED IN STATEMENT D-4 REVISED, "ACCOUNTING FOR INCOME TAX, ASSET TAX AND EMPLOYEES' PROFIT SHARING". THE ADOPTION OF THIS STATEMENT WILL REPRESENT A SIGNIFICANT CHANGE IN THE ACCOUNTING FOR INCOME TAX, IN THAT IF REPLACES THE PARTIAL LIABILITY METHOD APPLIED AT DECEMBER 31, 1999 BY THE COMPREHENSIVE ASSET AND LIABILITY METHOD. THE NEW METHOD OF ACCOUNTING WILL REQUIRE RECOGNITION OF DEFERRED TAX ASSETS AND LIABILITIES FOR THE FUTURE TAX CONSEQUENCES ATTRIBUTABLE TO DIFFERENCES BETWEEN THE FINANCIAL STATEMENT CARRYING AMOUNTS OF ALL ASSETS AND LIABILITIES AND THEIR RESPECTIVE TAX BASES.

IN ACCORDANCE WITH THIS STATEMENT, THE ACCUMULATED EFFECT OF ITS ADOPTION AS OF JANUARY 1,2000 WILL BE CHARGED DIRECTLY TO STOCKHOLDERS' EQUITY. THE DEFERRED INCOME TAX ARISING FROM DIFFERENCES BETWEEN THE FINANCIAL STATEMENT CARRYING AMOUNTS OF ASSETS AND LIABILITIES AND THEIR RESPECTIVE TAX BASES OCURRING FROM JANUARY 1, 2000 ONWARDS WILL BASICALLY AFFECT THE INCOME OF EACH YEAR.

K. EARNINGS PER SHARE

EARNING PER SHARE COMPUTATIONS ARE BASED ON THE NET INCOME ATTRIBUTABLE TO THE MAJORITY INTEREST DIVIDED BY THE WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING DURING THE YEAR.

L. CHANGES IN ACCOUNTING PRACTICES

IN AUGUST 2000, THE MIPA ISSUED STATEMENT B-4 "COMPREHENSIVE INCOME", EFFECTIVE FROM JANUARY 1, 2001 ONWARDS. THIS STATEMENT ESTABLISHES NEW GUIDELINES FOR REPORTING AND PRESENTING COMPREHENSIVE INCOME AND ITS COMPONENTS. IN ACCORDANCE WITH THIS STATEMENT, COMPREHENSIVE INCOME WILL INCLUDE THE NET INCOME FOR THE YEAR AND OTHER ITEMS THAT IN ACCORDANCE WITH OTHER STATEMENTS SHOULD BE RECORDED DIRECTLY IN STOCKHOLDERS' EQUITY AND ARE NOT CAPITAL CONTRIBUTIONS, REDUCTIONS OR CAPITAL DISTRIBUTIONS.

AS FROM JANUARY 1, 2001 STATEMENT C-2 "FINANCIAL INSTRUMENTS" ISSUED BY THE MIPA BECAME EFFECTIVE. UNDER THE PROVISIONS OF THIS STATEMENT, ALL DERIVATIVES ARE REQUIRED TO BE RECOGNIZED IN THE BALANCE SHEET AS EITHER ASSETS OR LIABILITIES AND MEASURED AT FAIR MARKET VALUE.

INVENTORIES:

CONSOLIDATED INVENTORIES WERE MADE UP AS FOLLOWS:

SEEDS	$ 2,320,624
DIRECT MATERIALS	35,489
WORK IN PROCESS	503,445
FINISHED PRODUCTS	1,152,534
SPARE PARTS AND OTHER	475,763
	$ 4,487,855

PROPERTY, PLANT AND EQUIPMENT:

THE CONSOLIDATED CAPTION COMPRISED THE FOLLOWING:

LAND	$	496,905
BUILDINGS		1,741,778
MACHINERY AND EQUIPMENT		1,099,689
OFFICE EQUIPMENT		230,076
TRANSPORT EQUIPMENT		95,288
COMPUTER EQUIPMENT		65,766
CONSTRUCTIONS IN PROCESS		17,688
	$	3,747,190
LESS-ACCUMULATED DEPRECIATION		1,089,134
	$	2,658,056

DEPRECIATION CHARGED TO INCOME REPRESENTED APPROXIMATE AVERAGE ANNUAL RATES OF 5% FOR BUILDINGS AND 6% FOR MACHINERY AND EQUIPMENT.

CURRENT LIABILITIES:

UNSECURED BANK LOANS AND CURRENTS PORTION OF LONG-TERM DEBT	$	3,475,875
STOCK LOANS AND CURRENT PORTION OF LONG TERM STOCK LOANS		0
NOTES PAYABLE		207,333
SUPPLIERS		578,168
ACCOUNTS PAYABLE		1,512,799
WORKERS' PROFIT SHARING PAYABLE		43
	$	5,774,218

FINANCIAL STATEMENT NOTES (1)

LONG-TERM DEBT:

SYNDICATED BANK LOAN, U.S. $274.1 MILLION, DUE 2002	$ 2,513,635
OTHER LOANS	207,618
	$ 2,721,253
LESS-CURRENT PORTION	2,546,030
LONG - TERM DEBT	$ 175,223

OTHER LIABILITIES:

ACCRUED PENSION AND SENIORITY PREMIUM COST	21,628
	$ 21,628

DEFERRED TAXES:

AS OF DECEMBER 31, 2001 SAVIA RECOGNIZED A CONSOLIDATED DEFERRED INCOME TAX ASSET OF $ 456,041 (THOUSANDS OF PESOS). AND A CONSOLIDATED ASSET INCOME TAX OF $ 192,265 (THOUSANDS OF PESOS)

STOCKHOLDERS EQUITY:

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

JUDGED INFORMATION

NOMINAL CAPITAL STOCK	$ 7,125
RESTATEMENT OF CAPITAL STOCK	1,506,458
RETAINED EARNINGS	5,440,172
RESTATEMENT OF RETAINED EARNINGS	6,321,995
LEGAL RESERVE	1,419
RESTATEMENT OF LEGAL RESERVE	301,150
REPURCHASE FUND OF SHARES	972,604
RESTATEMENT OF REPURCHASE FUND OF SHARES	1,455,524
GAIN FROM RESALE OF OWN SHARES	73,771
RESTATEMENT OF GAIN FROM RESALE OF OWN SHARES	21,077
PREMIUM SALE OF SHARES	0
RESTATEMENT OF PREMIUM ON SALE OF SHARES	2,531,724
NET (LOSS)INCOME FOR THE YEAR	(2,686,507)
CUMULATIVE TRANSLATION ADJUSTMENT	(1,009,359)
DEFERRED INCOME TAX EFFECT	(507,191)
DEFICIT ON RESTATEMENT OF CAPITAL	(6,736,246)
TOTAL MAJORITY INTEREST	7,693,716
MINORITARY INTEREST	603,313
TOTAL STOCKHOLDERS' EQUITY	$ 8,297,029

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **4** YEAR: **2001**
SAVIA, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

JUDGED INFORMATION

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				COQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 EMPAQ (POR MEDIO DE M&L ACCOUNTANTS, B.V)	INVERSION ADQUISIC. Y ENAJENAC. DE ACC.	424,748,875	85.35	924,859	964,233
2 SEMINIS, INC.	PROD. DE SEMILL. PARA FRUT. Y HORT.	40,615,619	67.89	2,558,183	1,121,185
3 DESARROLLO INMOBILIARIO OMEGA, S.A. DE C.V.	CONSTRUCC. Y VENTA DE INMUEBLES	358,274,564	100.00	443,137	1,368,135
4 DESARROLLO FORESTAL, S.A. DE C.V.	EXPLOTACION DE VIVEROS FORESTALES	214,733,273	100.00	227,561	333,473
5 AGROMOD, S.A. DE C.V.	SIEMBRA Y CULTIVO FRUTAS Y HORTALIZAS	40,389,740	100.00	418,505	351,725
6 A.G. BIOTECH	INV. CIAS. INVEST. Y DES. EN BIOTECNOL.	484,848	100.00	42,500	(178,347)
7 PUBLIPROMO, S.A. DE C.V.	EVENTOS CULTURALES Y DEPORTIVOS	382,250,000	100.00	382,250	248,033
8 OPERADORA DE HARINAS DEL NORTE, S.A. DE C.V.	ELAB. Y VTA. DE PASTELES Y REPOSTERIA	49,988,000	100.00	44,473	65,059
9 IND. DE ALIMENTOS CONG. Y DESH., S.A. DE C.V.	SERVICIOS DE RESTAURANTES	24,876,000	100.00	23,596	14,218
10 DISTRIBUCIONES ILIMITADAS, S.A. DE C.V.	ELABORACION Y VTA DE PASTELES Y REPOST.	10,872,000	100.00	10,839	(14,239)
11 OPERADORA DE REST. GALERIA, S.A. DE C.V.	SERVICIOS DE RESTAURANTES	4,501,000	100.00	4,123	1,319
12 PROMOCION Y DIST. COMERCIAL, S.A. DE C.V.	SERVICIOS DE ASESORIA ADMINISTRATIVA	1,358,380,000	100.00	154,865	(342,280)
13 SERVASA, S.A. DE C.V.	SERVICIOS DE ASESORIA ADMINISTRATIVA	614,835	100.00	543,345	228,286
14 INDUSTRIAL CAPITAL	INVERSION,ADQUISIC. Y ENAJENAC. DE ACC.	23,169,000	100.00	731	1,038
15 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	18,668
TOTAL INVESTMENT IN SUBSIDIARIES				**5,778,967**	**4,180,506**
ASSOCIATEDS					
1 OTRAS ASOCIADAS (4) (No. DE ASOC.:)		1	0.00	0	55,491
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**55,491**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**4,235,997**

NOTES

STOCK EXCHANGE COD **SAVIA** QUARTER: **4** YEAR: **2001**
SAVIA, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

JUDGED INFORMATION

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	1,583,790	686,169	897,621	157,988	20,522	1,035,087
MACHINERY	988,794	158,323	830,471	110,895	60,831	880,535
TRANSPORT EQUIPMENT	77,934	44,369	33,565	17,352	13,959	36,958
OFFICE EQUIPMENT	188,478	26,841	161,637	41,599	29,193	174,043
COMPUTER EQUIPMENT	50,263	35,397	14,866	15,504	13,530	16,840
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**2,889,259**	**951,099**	**1,938,160**	**343,338**	**138,035**	**2,143,463**
NOT DEPRECIATION ASSETS						
GROUNDS	467,136	0	467,136	29,769	0	496,905
CONSTRUCTIONS IN PROCESS	17,688	0	17,688	0	0	17,688
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**484,824**	**0**	**484,824**	**29,769**	**0**	**514,593**
TOTAL	**3,374,083**	**951,099**	**2,422,984**	**373,107**	**138,035**	**2,658,056**

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
WITH WARRANTY																
Northwest Bank	31/05/2002	10.00	0	0	0	0	0	0	0	0	0	86,088	0	0	0	0
Bank One		10.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
BBVA	31/10/2002	6.00	0	0	0	76,152	0	0	0	0	0	0	0	0	0	0
Banamex	31/10/2002	6.00	0	0	0	80,252	0	0	0	0	0	0	0	0	0	0
Chase	31/10/2002	6.40	0	0	0	0	0	0	0	0	0	186,807	0	0	0	0
Bank of America	31/10/2002	6.40	0	0	0	0	0	0	0	0	0	179,012	0	0	0	0
Chase & Bank of America	31/10/2002	0.00	0	0	0	0	0	0	0	0	0	61,853	0	0	0	0
Harris Trust and Savings Ban	31/12/2002	9.50	0	0	0	0	0	0	0	0	0	2,509,831	3,803	0	0	0
Korean bank loans	30/09/2002	9.20	0	0	0	0	0	0	0	0	51,530	0	0	0	0	0
Korean government loans	26/12/2011	5.00	0	0	0	0	0	0	0	0	0	2,806	2,810	1,804	1,496	7,266
India bank loans	31/10/2004	10.70	0	0	0	0	0	0	0	0	3,612	135	62	47	0	0
Italian short-term borrowing	31/12/2001	6.60	0	0	0	0	0	0	0	0	89,117	0	0	0	0	0
Italian government research	01/07/2003	5.60	0	0	0	0	0	0	0	0	0	2,121	2,201	0	0	0
Loan payable to U.S. citizen	03/07/2006	13.00	0	0	0	0	0	0	0	0	0	1,178	1,339	1,521	1,729	1,450
Spanish short-term borrowing	31/01/2003	5.63	0	0	0	0	0	0	0	0	39,624	0	0	0	0	0
Spanish government research	30/11/2010	7.38	0	0	0	0	0	0	0	0	0	1,461	653	653	786	3,408
France credit line	31/12/2007	3.60	0	0	0	0	0	0	0	0	0	892	1,081	1,156	1,237	2,312
Hungaria short-term borrowin	15/07/2002	12.15	0	0	0	0	0	0	0	0	11,925	0	0	0	0	0
Japanese bank loan	15/08/2006	2.67	0	0	0	0	0	0	0	0	0	1,091	1,231	1,371	1,371	1,224
Chilean short-term borrowing	31/12/2002	6.44	0	0	0	0	0	0	0	0	59,708	0	0	0	0	0
Peruvian bank loan	30/11/2002	9.00	0	0	0	0	0	0	0	0	2,292	8,597	0	0	0	0
General Electric Capital (U.	15/01/2008	7.50	0	0	0	0	0	0	0	0	0	1,579	1,406	1,516	1,633	2,959
General Electric Capital (U.	15/03/2009	8.30	0	0	0	0	0	0	0	0	0	16,145	16,145	16,145	16,145	70,983
Capital lease obligation pay		7.60	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Capital lease obligation pay		7.50	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Other bank borrowings Semini			0	0	0	0	0	0	0	0	1,873	194	214	215	154	599
Otros Leasing, Bionova		1.00	0	0	0	0	0	0	0	0	0	0	5,098	0	0	0
Varios, Bionova		1.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
TOTAL BANKS			**0**	**0**	**0**	**156,404**	**0**	**0**	**0**	**0**	**259,681**	**3,059,790**	**36,043**	**24,428**	**24,551**	**90,201**
PROVEEDORES																
Bebidas mundiales	31/03/2002		59	0	0	0	0	0	0	0	0	0	0	0	0	0
Hygeia de Monterrey	31/03/2002		33	0	0	0	0	0	0	0	0	0	0	0	0	0
Maria Lucia de Jesus	31/03/2002		39	0	0	0	0	0	0	0	0	0	0	0	0	0
Operadora de Harinas	31/03/2002		15,476	0	0	0	0	0	0	0	0	0	0	0	0	0
Seminis Varios	31/03/2002		0	0	0	0	0	0	0	0	20,732	0	0	0	0	0
Seminis, Asia	31/03/2002		0	0	0	0	0	0	0	0	54,969	0	0	0	0	0
Seminis, Holland	31/03/2002		0	0	0	0	0	0	0	0	65,651	0	0	0	0	0
Seminis, resto de Europe	31/03/2002		0	0	0	0	0	0	0	0	42,545	0	0	0	0	0
Seminis, United States	31/03/2002		0	0	0	0	0	0	0	0	254,262	0	0	0	0	0
Varios Agromod	31/03/2002		17,799	0	0	0	0	0	0	0	0	0	0	0	0	0
Varios Bionova	31/03/2002		93,061	0	0	0	0	0	0	0	0	0	0	0	0	0
Varios Omega	31/03/2002		3,400	0	0	0	0	0	0	0	0	0	0	0	0	0
Varios Pastelerias	31/03/2002		10,142	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**140,009**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**438,159**	**0**	**0**	**0**	**0**	**0**
OTROS PASIVOS			247,343	1,320	0	60,854	1,909	0	0	0	0	716,607	17	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**247,343**	**1,320**	**0**	**60,854**	**1,909**	**0**	**0**	**0**	**0**	**716,607**	**17**	**0**	**0**	**0**
			387,352	**1,320**	**0**	**217,258**	**1,909**	**0**	**0**	**0**	**697,840**	**3,776,397**	**36,060**	**24,428**	**24,551**	**90,201**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **4** YEAR: **2001**

SAVIA, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**

JUDGED INFORMATION **Final Printing**

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	54,160	496,603	0	0	496,603
OTHER	20,837	191,060	0	0	191,060
TOTAL	**74,997**	**687,663**			**687,663**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	4,393	40,278	0	0	40,278
INVESTMENTS	0	0	0	0	0
OTHER	824,613	7,561,044	268	2,457	7,563,501
TOTAL	**829,006**	**7,601,322**	**268**	**2,457**	**7,603,779**
NET BALANCE	**(754,009)**	**(6,913,659)**	**(268)**	**(2,457)**	**(6,916,116)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**312,912**	**2,869,153**	**33**	**306**	**2,869,459**
LIABILITIES POSITION	**563,535**	**5,167,165**	**18**	**165**	**5,167,330**
SHORT TERM LIABILITIES POSITION	528,596	4,846,802	18	165	4,846,967
LONG TERM LIABILITIES POSITION	34,939	320,363	0	0	320,363
NET BALANCE	**(250,623)**	**(2,298,012)**	**15**	**141**	**(2,297,871)**

NOTES

(1) EL TIPO DE CAMBIO UTILIZADO PARA LA CONVERSION ES DE $ 9.1692 PESOS POR DOLAR NORTEAMERICANO, PUBLICADO POR EL BANCO DE MEXICO EN EL DIARIO OFICIAL DE LA FEDERACION:

DOLAR CANADIENSE 5.7408
LIBRA ESTERLINA 13.2990
MARCO ALEMAN 4.1490
FRANCO SUIZO 5.5259

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

JUDGED INFORMATION

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	4,727,431	9,117,575	4,390,144	0.55	24,146
FEBRUARY	4,691,926	9,297,861	4,605,935	0.07	(3,224)
MARCH	4,617,680	9,337,947	4,720,267	0.63	29,738
APRIL	4,497,574	9,376,872	4,879,127	0.50	24,396
MAY	4,650,286	9,166,246	4,515,960	0.23	10,387
JUNE	6,082,282	9,883,362	3,801,080	0.24	9,123
JULY	6,216,734	4,936,432	(1,280,301)	0.26	3,329
AUGUST	6,118,524	5,519,997	(598,527)	0.59	(3,531)
SEPTEMBER	6,245,711	5,633,201	(612,511)	0.93	(5,696)
OCTOBER	4,288,690	3,821,203	(467,487)	0.45	(2,104)
NOVEMBER	4,229,636	3,810,448	(419,188)	0.38	(1,593)
DECEMBER	4,153,614	3,758,081	(395,533)	0.14	(554)
ACTUALIZATION:	0	0	0	0.00	9,020
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	25,571
OTHER	0	0	0	0.00	0
TOTAL					**119,008**

NOTES

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **4** YEAR: **2001**
SAVIA, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

JUDGED INFORMATION

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
N O A P L I C A

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **4** YEAR: **2001**
SAVIA, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**

JUDGED INFORMATION **Final Printing**

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
Seminis:		0	0
-Nampa, Idaho	Procesadora de Semillas Vegetales	18,000	90
-Warden, Washington	Procesadora de Semillas Vegetales	38,000	85
-San Quintin, Mexico	Procesadora de Semillas Vegetales	2,800	30
-Santiago, Chile	Procesadora de Semillas Vegetales	2,800	95
-Enkhuizen, The Netherlands	Procesadora de Semillas Vegetales	16,000	85
-Oxnard, California	Procesadora de Semillas Vegetales	15,000	70
Bionova Holding:		0	0
-Culiacán, Sinaloa	Empaque de Productos Frescos	1,160,000	33
-Todos Santos	Empaque de Productos Frescos	430,000	33
-Ciudad Obregón	Empaque de Productos Frescos	130,000	33

NOTES

SEMINIS:
- LA CAPACIDAD INSTALADA REPRESENTA MILES DE SEMILLAS PROCESADAS POR AÑO.

BIONOVA HOLDING:
- LA CAPACIDAD INSTALADA SE EXPRESA EN TONELADAS EMPACADAS POR AÑO.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **4** YEAR: **2001**
SAVIA, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**
JUDGED INFORMATION **Final Printing**

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
SEMINIS:					
Productor de Semillas Domésti	Central Oregon Seeds, U.S.A.				4.34
Productor de Semillas Domésti	Emerald Farms, U.S.A.				3.23
Productor de Semillas Domésti	Stovall Corp.				2.83
Productor de Semillas Domésti	Vann Brothers, U.S.A.				2.73
Productor de Semillas Domésti	Desert Sun Farms, Inc., U.S.A				2.37
Productor de Semillas Domésti	Hector Licona				1.94
Productor de Semillas Domésti	Stahl Hutterian Brethren				1.72
Productor de Semillas Domésti	Kehl Farms				1.72
Productor de Semillas Domésti	United Agricultural Co. Ltd.				1.71
Productor de Semillas Domésti	Valley Home, Inc., U.S.A.				1.57
Productor de Semillas Domésti	Matteoli Brothers, U.S.A.				1.53
Productor de Semillas Domésti	G. W. Vann				1.47
Productor de Semillas Domésti	Clark Ornbaun				1.45
Productor de Semillas Domésti	T & P Farm				1.44
Productor de Semillas Domésti	Joe Heidrick Enterprise				1.41
Productor de Semillas Domésti	Christopher Ranch				1.38
Productor de Semillas Domésti	Kris Inouye				1.26
Productor de Semillas Domésti	Patrick Wiggin Inc.				1.19
Productor de Semillas Domésti	Quad H, Ranches				1.17
Productor de Semillas Domésti	Guidotti Bros				1.15
Productor de Semillas Domésti	B.V. Farms & First Northern B				1.15
Productor de Semillas Domésti	T & K Farms, Inc.				1.03
		Productor Extranjero	Indo American, India	No	2.32
RESTO DE PROVEEDORES	NO MAYORES AL 1% INDIVIDUALMENTE				57.89

NOTES

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

JUDGED INFORMATION

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
-MAQUINARIA Y EQUI			472,505	9,479			
-INVERNADEROS			4,770,801	10,147			
-OTROS				1,044			
AGROMOD:							
-PLANTULA DE BANAN			42,088	447			
-PLANTULA DE CHILE			31,500	8			
-PLANTULA DE PAPAY			38,809	94			
-PLANTULA DE TABAC			570,000	180			
-PLANTULA DE PIÑA			274,455	1,371			
-AGAVE			6,017,349	8,047			
-ANALISIS			1,894	584			
-MATERILA BIOLOGIC			373,722	1,857			
-MANGO ATAULFO			524	40			
-CHILE JALAPEÑO			5,562	29			
-TALLOS DE BAMBU			157,311	938			
OMEGA:							
-TERRENOS RESIDENC			52	75,334			
-VENTA DE PISOS PL			6	56,638			
-RENTA DE PISOS PL			1	12,700			
-VIVIENDA INTERES			15	4,867			
-TERRENOS COMERCIA			11	3,831			
-LOTES CAMPESTRES			2	131			
-OTROS				15,288			
OTROS NEGOCIOS:				120,742			
AGROSERVICIOS							
-AGROQUIMICOS			10,734,164	43,626		GRAMOXONE	
-FERTILIZANTES			28,645,385	52,066		CAPTAN	INGENIO PEDERNALE
-EQUIPO DE RIEGO			449,265	1,152		GRAMOCIL	PRODUCTORES DE CA
-SEMILLAS			234,643	29,084		PROWL	
TOTAL				449,724			

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
AGROTECNOLOGIA:							
-SEMINIS, INC.							
-SEMILLAS TOMATE			342	623,154	EEUU	ASGROW	AMC
-SEMILLAS PIMIENTO			107	363,436	EUROPA	BRUINSMA	UNIFERT
-SEMILLAS PEPINO			2,265	416,699		GENECORP	TSL SEED
-SEMILLAS Melon			249	221,420		PETOSEED	KEITHLY - WILLIAMS
-SEMILLAS SANDIA			153	138,224		ROYAL SLUIS	BOLTHOUSE
-SEMILLAS CALABACI			802	174,050			
-SEMILLAS BROCOLI			52	89,862			
-SEMILLAS COLIFLOR			34	113,281			
-SEMILLAS COL			110	57,185			
-SEMILLAS LECHUGA			363	119,489			
-SEMILLAS ESPINACA			2,686	111,919			
-SEMILLAS ZANAHORI			1,120	124,445			
-SEMILLAS CEBOLLA			523	238,717			
-SEMILLAS CHICHARO			27,063	238,652			
-SEMILLAS FRIJOL			10,803	269,565			
-SEMILLAS MAIZ			2,900	78,153			
-OTRAS SEMILLAS			123	430,293			
-OTROS PRODUCTOS				299,433			
BIONOVA HOLDING:							
-TOMATE BOLA			2,490,000	291,742	EEUU	PREMIER	
-TOMATE INVERNADER			1,702,000	187,226	CANADA	MASTER TOUCH	
-TOTAME ROMA			349,000	43,022			
-TOMATE CHERRY			687,000	127,395			
-TOMATE UVA			129,000	15,231			
-CHILE MORRON VERD			301,000	32,040			
-CHILE MORRON COLO			169,000	31,353			
-CHILE PICANTE			116,000	28,978			
-CEBOLLA			195,000	10,795			
-PEPINO			117,000	18,730			
-CALABAZA			269,000	31,165			
-BERENJENA			178,000	18,481			
-SANDIA			787,000	147,172			
-MELON			60,000	12,247			
-MANZANA			530,000	72,922			
-UVA			66,000	6,280			
-MANGO			825,000	103,228			
-PAPAYA			671,000	135,675			
-FRESA			12,000	1,718			
-OTROS			3,273,000	566,151			
AGROMOD:							
-PLANTULAS VARIAS			426,351	510	HOLANDA	CORDILINEA	PHOTOS PLANT, B.V.
TOTAL				5,990,038			

35

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS

NOTES

ESPECIFICACION DE VOLUMEN:
EN AGROSEM SON UNIDADES DE PRODUCTO

AGROMOD:
- PARA PRODUCTOS FRESCOS, SON CAJAS O UNIDADES
- PARA PLANTULAS SON PIEZAS
- PARA FORRAJE SON BOLSAS
- PARA CORDILINEAS SE EXPRESA EN UNIDADES

OMEGA:
- LAS UNIDADES SON LOTES DE TERRENO, CASAS O PISOS.

SEMINIS:
- EL VOLUMEN REPRESENTA MILES DE KILOGRAMOS DE SEMILLAS.

DNAP:
- EL VOLUMEN SE EXPRESA EN MILES DE CAJAS

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2000** 4,341,340

Number of shares Outstanding at the Date of the NFEA: 462,067,659
(Units)

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2001 4,531,514

Number of shares Outstanding at the Date of the NFEA: 462,067,659
(Units)

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **2000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	462,067,659

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF:

Number of Shares Outstanding at the Date of the NFEAR:
(Units)

ARE FIGURES FISCALLY AUDITED? ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:
+ DEDUCTED WORKER'S PROFIT SHA
- DETERMINED INCOME TAX:
- NON-DEDUCTABLES

- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:
DETERMINATED RFE OF THE FISCAL YEAR
- INCOME TAX (DEFERED ISR):
* FACTOR TO DETERMINE THE NFEAR:
NFER FROM THE PERIOD

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF ENERO OF

Number of shares Outstanding at the Date of the NFEAR
(Units)

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF:

Number of shares Outstanding at the Date of the NFEAR
(Units)

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED
Final Printing

JUDGED INFORMATION

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		1	462,067,659			462,067,659	7,125	
TOTAL			**462,067,659**	**0**	**0**	**462,067,659**	**7,125**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
462,067,659
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 4
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
A	8,525,275	43.26750	2.90000

CLAVE DE COTIZACIÓN: SAVIA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

SITUACIÓN FINANCIERA POR SEGMENTOS DE NEGOCIO COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001

TRIMESTRE: 4 AÑO 2001

(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		SECTOR 1		SECTOR 2		SECTOR 3		OTROS	
		Año Act	Año Ant.	Año Act.	Año	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act	Año Ant.
s01	ACTIVO TOTAL	14,489,917	33,242,554	11,515,409	35,515,962	10,100,735	13,020,449	0	0	0	0	15,904,591	55,738,067
s02	ACTIVO CIRCULANTE	6,541,888	8,013,170	3,036,820	1,362,425	5,022,342	5,975,846	0	0	0	0	4,556,366	3,399,749
s03	LARGO PLAZO	1,019,989	16,334,759	8,132,483	33,700,748	515,924	862,012	0	0	0	0	8,636,548	49,173,495
s04	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADOS NO CONSOLIDADOS	55,491	14,239,399	1,674,610	17,464,112	22,758	67,452	0	0	0	0	1,707,343	31,636,059
s05	OTRAS INVERSIONES	964,498	2,095,360	6,457,873	16,236,636	493,166	794,560	0	0	0	0	6,929,205	17,537,436
s06	INMUEBLES, PLANTA Y EQUIPO (NETO)	2,658,056	3,244,422	0	0	2,112,261	2,570,645	0	0	0	0	545,795	673,777
s07	INMUEBLES, PLANTA Y EQUIPO	3,747,190	4,280,717	0	0	2,957,440	3,390,237	0	0	0	0	789,750	890,480
s08	DEPRECIACION ACUMULADA	1,089,134	1,036,295	0	0	845,179	819,592	0	0	0	0	243,955	216,703
s09	ACTIVO DIFERIDO (NETO)	4,269,984	5,650,203	346,106	452,789	2,450,208	3,611,946	0	0	0	0	2,165,882	2,491,046
s10	PASIVO TOTAL	6,192,888	13,057,174	4,443,413	2,853,173	5,960,256	5,969,454	0	0	0	0	4,676,045	9,940,893
s11	PASIVO CIRCULANTE	5,774,218	12,483,459	3,048,163	1,298,011	5,587,236	5,618,779	0	0	0	0	3,235,145	8,162,691
s12	PASIVO A LARGO PLAZO	178,469	548,856	1,133,510	1,167,685	175,240	212,915	0	0	0	0	1,136,739	1,503,626
s13	CREDITOS DIFERIDOS	240,201	24,859	261,740	387,477	197,780	137,760	0	0	0	0	304,161	274,576
s14	CAPITAL CONTABLE CONSOLIDADO	8,297,029	20,185,380	7,071,996	32,662,789	4,140,479	7,050,995	0	0	0	0	11,228,546	45,797,174
s15	CAPITAL CONTABLE MAYORITARIO	7,693,716	12,337,968	7,615,182	40,212,579	4,080,353	6,753,373	0	0	0	0	11,228,545	45,797,174
s16	CAPITAL CONTRIBUIDO	4,045,307	6,025,054	12,661,922	42,148,098	8,014,146	10,744,468	0	0	0	0	8,693,083	37,428,684
s17	CAPITAL GANADO (PERDIDO)	3,648,409	6,312,914	-5,046,740	-1,935,519	-3,933,793	-3,991,095	0	0	0	0	2,535,462	8,368,490
s18	FLUJO NETO DE EFECTIVO	0	0	0	0	0	0	0	0	0	0	0	0

SECTOR 1: AGROTECNOLOGIA
SECTOR 2: ____
SECTOR 3: ____

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

CLAVE DE COTIZACIÓN: SAVIA

ESTADO DE RESULTADOS POR SEGMENTOS DE NEGOCIO COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001

TRIMESTRE: 4 AÑO 2001

(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		SECTOR 1		SECTOR 2		SECTOR 3		OTROS	
		Año Act	Año Ant.	Año Act.	Año	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
r01	VENTAS NETAS	6,439,762	7,459,185	-490,975	-516,901	6,236,631	7,069,564	0	0	0	0	694,106	906,522
r02	INGRESOS EXTERNOS	0	0	0	0	0	0	0	0	0	0	0	0
r03	INGRESOS INTERCOMPAÑIAS	0	0	0	0	0	0	0	0	0	0	0	0
r04	RESULTADO BRUTO	2,391,064	2,698,416	-409,693	-397,611	2,257,430	2,478,353	0	0	0	0	543,327	617,674
r05	GASTOS DE OPERACION	2,930,690	3,581,948	-311,635	-303,411	2,585,447	3,041,764	0	0	0	0	656,878	843,595
r06	RESULTADO DE OPERACION	-539,626	-883,532	-98,058	-94,200	-328,017	-563,411	0	0	0	0	-113,551	-225,921
r07	COSTO INTEGRAL DE FINANCIAMIENTO	543,907	591,350	43,427	-71,617	379,228	263,702	0	0	0	0	121,252	399,265
r08	INTERESES PAGADOS	846,469	1,360,373	-172,821	-243,029	452,579	456,752	0	0	0	0	566,711	1,146,650
r09	INTERESES GANADOS	286,075	378,445	-172,820	-243,030	27,108	55,297	0	0	0	0	431,787	566,178
r10	RESULTADO POR POSICION MONETARIA	-119,008	-296,960	24,811	12,774	-48,864	-167,384	0	0	0	0	-94,955	-142,350
r11	OTRAS OPERACIONES FINANCIERAS	991,457	1,416,535	0	0	827,146	243,892	0	0	0	0	164,311	1,172,643
r12	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	-2,074,990	-2,891,417	-281,393	521,838	-1,534,391	-1,071,005	0	0	0	0	-259,206	-2,342,250
r13	PROVISION PARA IMPUESTOS Y P.T.U.	559,089	620,981	27,992	463,376	452,228	-171,542	0	0	0	0	78,869	329,147
r14	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	-2,634,079	-3,512,398	-309,385	58,462	-1,986,619	-899,463	0	0	0	0	-338,075	-2,671,397
r15	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	874,117	-481,301	-233,415	0	0	0	0	0	-640,702	481,301
r16	RESULTADO NETO CONSOLIDADO POR OPERACIONES CONTINUAS	-2,634,079	-3,512,398	564,732	-422,839	-2,220,034	-899,463	0	0	0	0	-978,777	-2,190,096
r17	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	596,107	681,318	0	0	0	0	0	0	0	0	596,107	681,318
r18	RESULTADO NETO CONSOLIDADO ANTES DE PARTIDAS EXTRAORDINARIAS	-3,230,186	-4,193,716	564,732	-422,839	-2,220,034	-899,463	0	0	0	0	-1,574,884	-2,871,414
r19	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	357,006	149,497	0	0	109,227	149,497	0	0	0	0	247,779	0
r20	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r21	RESULTADO NETO CONSOLIDADO	-3,587,192	-4,343,213	564,732	-422,839	-2,329,261	-1,048,960	0	0	0	0	-1,822,663	-2,871,414
r22	PARTICIPACION MINORITARIA	-900,685	-1,227,504	-916,030	-1,225,904	15,345	-1,600	0	0	0	0	0	0
r23	RESULTADO NETO MAYORITARIO	-2,686,507	-3,115,709	1,480,762	803,065	-2,344,606	-1,047,360	0	0	0	0	-1,822,663	-2,871,414

SECTOR 1: AGROTECNOLOGIA
SECTOR 2: ____________
SECTOR 3: ____________

CLAVE DE COTIZACIÓ SAVIA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

SITUACIÓN FINANCIERA POR SEGMENTOS GEOGRAFICOS COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001 TRIMESTRE: **4** AÑO: **2001**

(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		PAIS 1		PAIS 2		PAIS 3		OTROS	
		Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
s01	ACTIVO TOTAL	14,489,917	33,242,554	11,515,409	35,515,962	15,799,584	57,454,885	10,205,742	11,303,631	0	0	0	0
s02	ACTIVO CIRCULANTE	6,541,888	8,013,170	3,036,820	1,362,425	4,852,991	3,866,084	4,725,717	5,509,511	0	0	0	0
s03	LARGO PLAZO	1,019,989	16,334,759	8,132,483	33,700,748	7,852,595	49,875,449	1,299,877	160,058	0	0	0	0
s04	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADOS NO CONSOLIDADOS	55,491	14,239,399	1,674,610	17,464,112	1,707,343	31,636,059	22,758	67,452	0	0	0	0
s05	OTRAS INVERSIONES	964,498	2,095,360	6,457,873	16,236,636	6,145,252	18,239,390	1,277,119	92,606	0	0	0	0
s06	INMUEBLES, PLANTA Y EQUIPO (NETO)	2,658,056	3,244,422	0	0	581,842	753,609	2,076,214	2,490,813	0	0	0	0
s07	INMUEBLES, PLANTA Y EQUIPO	3,747,190	4,280,717	0	0	930,544	1,082,278	2,816,646	3,198,439	0	0	0	0
s08	DEPRECIACION ACUMULADA	1,089,134	1,036,295	0	0	348,702	328,669	740,432	707,626	0	0	0	0
s09	ACTIVO DIFERIDO (NETO)	4,269,984	5,650,203	346,106	452,789	2,512,156	2,959,743	2,103,934	3,143,249	0	0	0	0
s10	PASIVO TOTAL	6,192,888	13,057,174	4,443,413	2,853,173	4,097,753	10,043,579	6,538,548	5,866,768	0	0	0	0
s11	PASIVO CIRCULANTE	5,774,218	12,483,459	3,048,163	1,298,011	2,598,501	8,128,120	6,223,880	5,653,350	0	0	0	0
s12	PASIVO A LARGO PLAZO	178,469	548,856	1,133,510	1,167,685	1,134,839	1,503,123	177,140	213,418	0	0	0	0
s13	CREDITOS DIFERIDOS	240,201	24,859	261,740	387,477	364,413	412,336	137,528	0	0	0	0	0
s14	CAPITAL CONTABLE CONSOLIDADO	8,297,029	20,185,380	7,071,996	32,662,789	11,701,831	47,411,306	3,667,194	5,436,863	0	0	0	0
s15	CAPITAL CONTABLE MAYORITARIO	7,693,716	12,337,968	7,615,182	40,212,579	11,762,200	47,411,306	3,546,698	5,139,241	0	0	0	0
s16	CAPITAL CONTRIBUIDO	4,045,307	6,025,054	12,661,922	42,148,098	8,768,070	40,365,035	7,939,159	7,808,117	0	0	0	0
s17	CAPITAL GANADO (PERDIDO)	3,648,409	6,312,914	-5,046,740	-1,935,519	2,994,130	7,046,271	-4,392,461	-2,668,876	0	0	0	0
s18	FLUJO NETO DE EFECTIVO	0	0	0	0	0	0	0	0	0	0	0	0

PAIS 1: MEXICO

PAIS 2: ESTADOS UNIDOS

PAIS 3:

CLAVE DE COTIZACIÓ SAVIA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

ESTADO DE RESULTADOS POR SEGMENTOS GEOGRAFICOS COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001 TRIMESTRE: **4** AÑO: **2001**

(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		PAIS 1		PAIS 2		PAIS 3		OTROS	
		Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
r01	VENTAS NETAS	6,439,762	7,459,185	-490,975	-516,900	921,737	1,369,652	6,009,000	6,606,433	0	0	0	0
r02	INGRESOS EXTERNOS	0	0	0	0	0	0	0	0	0	0	0	0
r03	INGRESOS INTERCOMPAÑIAS	0	0	0	0	0	0	0	0	0	0	0	0
r04	RESULTADO BRUTO	2,391,064	2,698,416	-409,693	-397,611	576,122	754,307	2,224,635	2,341,720	0	0	0	0
r05	GASTOS DE OPERACION	2,930,690	3,581,948	-311,635	-303,411	828,005	1,098,941	2,414,320	2,786,418	0	0	0	0
r06	RESULTADO DE OPERACION	-539,626	-883,532	-98,058	-94,200	-251,883	-344,634	-189,685	-444,698	0	0	0	0
r07	COSTO INTEGRAL DE FINANCIAMIENTO	543,907	591,350	43,427	-71,617	125,258	356,764	375,222	306,203	0	0	0	0
r08	INTERESES PAGADOS	846,469	1,360,373	-172,821	-243,029	558,766	1,126,898	460,524	476,504	0	0	0	0
r09	INTERESES GANADOS	286,075	378,445	-172,820	-243,030	431,884	561,373	27,011	60,102	0	0	0	0
r10	RESULTADO POR POSICION MONETARIA	-119,008	-296,960	24,811	12,774	-88,813	-137,674	-55,006	-172,060	0	0	0	0
r11	OTRAS OPERACIONES FINANCIERAS	991,457	1,416,535	0	0	342,417	1,117,505	649,040	299,030	0	0	0	0
r12	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	-2,074,990	-2,891,417	-281,393	521,838	-579,650	-2,363,323	-1,213,947	-1,049,932	0	0	0	0
r13	PROVISION PARA IMPUESTOS Y P.T.U.	559,089	620,981	27,993	463,377	83,503	362,532	447,593	-204,928	0	0	0	0
r14	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	-2,634,079	-3,512,398	-309,386	58,461	-663,153	-2,725,855	-1,661,540	-845,004	0	0	0	0
r15	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	874,118	-481,301	-874,118	481,301	0	0	0	0	0	0
r16	RESULTADO NETO CONSOLIDADO POR OPERACIONES CONTINUAS	-2,634,079	-3,512,398	564,732	-422,840	-1,537,271	-2,244,554	-1,661,540	-845,004	0	0	0	0
r17	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	596,107	681,318	0	0	596,107	681,318	0	0	0	0	0	0
r18	RESULTADO NETO CONSOLIDADO ANTES DE PARTIDAS EXTRAORDINARIAS	-3,230,186	-4,193,716	564,732	-422,840	-2,133,378	-2,925,872	-1,661,540	-845,004	0	0	0	0
r19	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	357,006	149,497	0	0	247,779	0	109,227	149,497	0	0	0	0
r20	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r21	RESULTADO NETO CONSOLIDADO	-3,587,192	-4,343,213	564,732	-422,840	-2,381,157	-2,925,872	-1,770,767	-994,501	0	0	0	0
r22	PARTICIPACION MINORITARIA	-900,685	-1,227,504	-916,030	-1,225,904	0	0	15,345	-1,600	0	0	0	0
r23	RESULTADO NETO MAYORITARIO	-2,686,507	-3,115,709	1,480,762	803,064	-2,381,157	-2,925,872	-1,786,112	-992,901	0	0	0	0

PAIS 1: MEXICO

PAIS 2: ESTADOS UNIDOS

PAIS 3:

CLAVE DE COTIZACION: SAVIA

FECHA: 20/05/200 12:43

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: SAVIA, S.A. DE C.V.
DO MICILIO: RIO SENA # 500 PTE.
COLONIA: DEL VALLE
C. POSTAL: 66220
CIUDAD Y ESTADO: SAN PEDRO GARZA GARCIA ,NL
TELEFONO: (0181) 8173-5500
FAX: (0181) 8173-5508 **AUTOMATICO:** X
E-MAIL: fjgarza@savia.com.mx
DIRECCION DE INTERNETwww.savia.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: SAV7309127X5
DOMICILIO RIO SENA # 500 PTE.
COLONIA: DEL VALLE
C. POSTAL: 66220
CIUDAD Y ESTADO: SAN PEDRO GARZA GARCIA. ,NL

RESPONSABLE DE PAGO

NOMBRE: C.P. FRANCISCO GARZA BARBOSA
DOMICILIO: RIO SENA # 500 PTE.
COLONIA: DEL VALLE
C. POSTAL: 66220
CIUDAD Y ESTADO: SAN PEDRO GARZA GARCIA ,NL
TELEFONO: (0181) 8173-5510
FAX: (0181(8173-5508

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE: ING. ALFONSO ROMO GARZA
DOMICILIO: RIO SENA # 500 PTE.
COLONIA: DEL VALLE
C. POSTAL: 66220
CIUDAD Y ESTADO: SAN PEDRO GARZA GARCIA NL
TELEFONO: (0181) 8173-5500
FAX: (0181) 8173-5508
E-MAIL: xxx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: XXX
NOMBRE: XXX XXX XXX XXX
DOMICILIO: XXX
COLONIA: XXX
C. POSTAL: 999
CIUDAD Y ESTADO: SAN PEDRO GARZA GARCIA NL

CLAVE DE COTIZACION: SAVIA FECHA: 20/05/200 12:43

TELEFONO:	XXX
FAX:	XXX
E-MAIL:	XXX

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE PLANEACION Y FINANZAS
NOMBRE:	ING. BERNARDO JIMENEZ BARRERA
DOMICILIO:	RIO SENA # 500 PTE.
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	(0181) 8173-5500
FAX:	(0181) 8173-5508
E-MAIL:	bjimenez@savia.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR DE CONTRALORIA
NOMBRE:	C.P. FRANCISCO GARZA BARBOSA
DOMICILIO:	RIO SENA # 500 PTE.
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	(0181) 8173-5510
FAX:	(0181) 8173-5508
E-MAIL:	fjgarza@savia.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR DE PLANEACION Y FINANZAS
NOMBRE:	ING. BERNARDO JIMENEZ BARRERA
DOMICILIO:	RIO SENA # 500 PTE.
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	(0181) 8173-5500
FAX:	(0181) 8173-5508
E-MAIL:	bjimenez@savia.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. JOSE LUIS MARTINEZ GONZALEZ
DOMICILIO:	RIO SENA # 500 PTE.
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	(0181) 8173-5500
FAX:	(0181) 8173-5508
E-MAIL:	jmartine@pulsar.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. JOSE LUIS MARTINEZ GONZALEZ

CLAVE DE COTIZACION: SAVIA FECHA: 20/05/200 12:43

DOMICILIO:	RIO SENA # 500 PTE.
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	(0181) 8173-5500
FAX:	(0181) 8173-5508
E-MAIL:	jmartine@savia.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR DE CONTRALORIA
NOMBRE:	C.P. FRANCISCO GARZA BARBOSA
DOMICILIO:	RIO SENA # 500 PTE.
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	(0181) 8173-5510
FAX:	(0181) 8173-5508
E-MAIL:	fjgarza@savia.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR DE CONTRALORIA
NOMBRE:	C.P. FRANCISCO GARZA BARBOSA
DOMICILIO:	RIO SENA # 500 PTE.
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	(0181) 8173-5510
FAX:	(0181) 8173-5508
E-MAIL:	fjgarza@savia.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE CONTRALORIA
NOMBRE:	C.P. FRANCISCO GARZA BARBOSA
DOMICILIO:	RIO SENA # 500 PTE.
COLONIA:	DEL VALLE
C. POSTAL:	66220
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	(0181) 8173-5510
FAX:	(0181) 8173-5508
E-MAIL:	fjgarza@savia.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **SAVIA** **FECHA :** **20/05/2002** 12:43
SAVIA, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

SERIE **A**

CARGO **PRESIDENTE**

VIGENCIA DEL : 01/01/1999 AL : 31/12/2001
NOMBRE : DON ALFONSO ROMO GARZA

CARGO **TESORERO**

VIGENCIA DEL : 01/01/1999 AL : 31/12/1999
NOMBRE : XXX XXXXXX XXXXXX XXXXXX

CARGO **CONSEJERO(S) PROPIETARIO(S)**

VIGENCIA DEL : 01/01/1999 AL : 31/12/2001
NOMBRE : DON PABLO ESCANDON CUSI

VIGENCIA DEL : 01/01/1999 AL : 31/12/2001
NOMBRE : DON ALEJANDRO GARZA LAGUERA

VIGENCIA DEL : 01/01/1999 AL : 31/12/2001
NOMBRE : DON BERNARDO JIMENEZ BARRERA

VIGENCIA DEL : 01/01/1999 AL : 31/12/2001
NOMBRE : DON RUBEN MARTINEZ DONDE

VIGENCIA DEL : 01/01/1999 AL : 31/12/2001
NOMBRE : DON EUGENIO NAJERA SOLORZANO

VIGENCIA DEL : 01/01/1999 AL : 31/12/2001
NOMBRE : DON DAVID NOEL RAMIREZ PADILLA

VIGENCIA DEL : 01/01/1999 AL : 31/12/2001
NOMBRE : DON JUAN ROMERO HUXLEY

CARGO **CONSEJERO(S) SUPLENTE(S)**

VIGENCIA DEL : 01/01/1999 AL : 31/12/2001
NOMBRE : DON JOSE MANUEL GARCIA GARCIA

VIGENCIA DEL : 01/01/1999 AL : 31/12/2001
NOMBRE : DON ALEJANDRO GARZA RANGEL

VIGENCIA DEL : 01/01/1999 AL : 31/12/2001
NOMBRE : DON EDUARDO LIVAS CANTU

VIGENCIA DEL : 01/01/1999 AL : 31/12/2001
NOMBRE : DON MATEO MAZAL BEJA

CLAVE DE COTIZACION: **SAVIA** **FECHA :** **20/05/2002** 12:43

SAVIA, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

VIGENCIA DEL : 01/01/1999 AL : 31/12/2001
NOMBRE : DON ADRIAN PAEZ MARTINEZ

VIGENCIA DEL : 01/01/1999 AL : 31/12/2001
NOMBRE : DON ALEJANDRO PEREZ ELIZONDO

VIGENCIA DEL : 01/01/1999 AL : 31/12/2001
NOMBRE : DON ADRIAN RODRIGUEZ MACEDO

VIGENCIA DEL : 01/01/1999 AL : 31/12/2001
NOMBRE : DON GUSTAVO ROMO GARZA

CARGO **COMISARIO(S) PROPIETARIO(S)**

VIGENCIA DEL : 01/01/1999 AL : 31/12/2001
NOMBRE : DON LUIS MANUEL PUENTE HURTADO

CARGO **COMISARIO(S) SUPLENTE(S)**

VIGENCIA DEL : 01/01/1999 AL : 31/12/1999
NOMBRE : DON JOSE ANTONIO QUESADA PALACIOS

CARGO **SECRETARIO PROPIETARIO**

VIGENCIA DEL : 01/01/1999 AL : 31/12/1999
NOMBRE : DON JOSE LUIS MARTINEZ GONZALEZ

CARGO **SECRETARIO SUPLENTE**

VIGENCIA DEL : 30/04/2002 AL : 31/12/2002
NOMBRE : DON ALEJANDRO SANCHEZ MUJICA

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED
Final Printing

JUDGED INFORMATION

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **31** **OF** **DECEMBER** **OF** **2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. FRANCISCO GARZA BARBOSA
APODERADO

ING. BERNARDO JIMENEZ BARRERA
APODERADO

SAN PEDRO GARZA GARCIA, NL, AT MAY 20 OF 2002